Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

June 22, 2012

3.	NEWS RELEASE:

A news release describing this material change was issued on June 22, 2012 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On June 22, 2012, Theratechnologies Inc. (the “Company”) announced that Ferrer Internacional S.A. (“Ferrer”), its commercial partner responsible for all regulatory filings in Europe, was withdrawing the Marketing Authorisation Application (the “MAA”) filed with the European Medicines Agency (“EMA”) for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

As a result of the withdrawal of the MAA, the Company reviewed its guidance and no longer expects to be EBITDA positive in 2013.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

On June 22, 2012, the Company announced that Ferrer, its commercial partner responsible for all regulatory filings in Europe, was withdrawing the MAA filed with the EMA for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

Ferrer’s decision to withdraw the MAA follows an oral explanation with the EMA’s Committee for Medicinal Products for Human Use (“CHMP”). As higher IGF-1 (Insulin-like growth factor 1) levels were identified as a potential safety concern for long-term use of tesamorelin, the CHMP indicated that the lack of data on cardiovascular risk markers did not allow the committee to conclude on a positive benefit/risk balance.

As a result of the withdrawal of the MAA, the Company reviewed its guidance and no longer expects to be EBITDA positive in 2013.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	EXECUTIVE OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

June 28, 2012